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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-134956

Prospectus Supplement dated December 21, 2006
(To Prospectus dated June 23, 2006 and filed on June 28, 2006 File No. 333-134956)

SWISS MEDICA, INC.

PROSPECTUS

86,375,555 shares of Common Stock

This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

This Prospectus Supplement supplements our prospectus dated June 23, 2006 with the following additions and changes:

The second sentence of the second paragraph entitled “The Redeemable Debentures” on page 16 of the Prospectus has been corrected to read:

“Under the terms of the April 2006 Debentures, Montgomery is entitled, at its option, to convert at any time after September 7, 2006, a portion or all amounts of principal and interest due and outstanding under the April 2006 Debentures into shares of our common stock, $0.001 par value per share, at a price per share equal to the lower of (i) $0.175 per share (“Fixed Conversion Price”) or (ii) 80% of the lowest closing bid price of our common stock on the OTC - Bulletin Board or on the exchange which the common stock is then listed, as quoted by Bloomberg, LP, for the five trading days immediately preceding the conversion date, which conversion price may be adjusted from time-to-time pursuant to certain other terms of the Redeemable Debentures.”

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.